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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

CAPITAL BANK CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

139793103

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 139793103

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     MAURICE J. KOURY

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) ....
     (b) ....

3.   SEC Use Only ....

4.   Citizenship or Place of Organization
     UNITED STATES OF AMERICA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

      5.   Sole Voting Power .... 920,201 (1)(2)

      6.   Shared Voting Power 0

      7.   Sole Dispositive Power....... 920,201 (1)(2)

      8.   Shared Dispositive Power....0

9.   Aggregate Amount Beneficially Owned by Each
     Reporting Person.............. 920,201 (1)(2)

```
    10.  Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions).............X.............

    11.  Percent of Class Represented by Amount in Row (9)...... 8.19 %

    12.  Type of Reporting Person (See Instructions)
         IN
```

(1) The aggregate number of shares includes 777,245 shares held in
the reporting person's own name and 142,956 shares held by the Maurice
& Ann Koury Charitable Trust (the "Charitable Trust") which is a
charitable remainder trust in which the reporting person is the sole
trustee.

(2) The aggregate number of shares does not include any of the
following: 42,608 shares held by the Maurice J. Koury Foundation,
Inc. ("Foundation"), and 39,260 shares hold by Carolina Hosiery Mills,
Inc. (the "Company"). The reporting person is: (a) one of four
directors
and president of the Foundation; and (b) a director, president and 23.6%
shareholder of the Company. In all such cases, the reporting person
may have input into decisions concerning the voting power over the shares
held by the Foundation and the Company in certain limited circumstances.

                    INSTRUCTIONS FOR SCHEDULE 13G
Instructions for Cover Page
     (l) Names and I.R.S. Identification Numbers of Reporting
         Persons-Furnish the full legal name of each person for
         whom the report is filed-i.e., each person required to
         sign the schedule itself-including each member of a
         group. Do not include the name of a person required to be
         identified in the report but who is not a reporting
         person. Reporting persons that are entities are also
         requested to furnish their I.R.S. identification numbers,
         although disclosure of such numbers is voluntary, not
         mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13G" below).
     (2) If any of the shares beneficially owned by a reporting
         person are held as a member of a group and that
         membership is expressly affirmed, please check row 2(a).
         If the reporting person disclaims membership in a group
         or describes a relationship with other persons but does
         not affirm the existence of a group, please check row

2(b) [unless it is a joint filing pursuant to Rule
13d1(k)(1) in which case it may not be necessary to check
row 2(b)].
(3) The third row is for SEC internal use; please leave
blank.
(4) Citizenship or Place of Organization-Furnish citizenship
if the named reporting person is a natural person.
Otherwise, furnish place of organization.
(5)- Aggregate Amount Beneficially Owned By Each Reporting
(9), Person, Etc.-Rows (5) through (9) inclusive, and (11) are
(11) to be completed in accordance with the provisions of Item
4 of Schedule 13G. All percentages are to be rounded off
to the nearest tenth (one place after decimal point).
(10) Check if the aggregate amount reported as beneficially
owned in row (9) does not include shares as to which
beneficial ownership is disclaimed pursuant to Rule 13d-4
(17 CFR 240.13d-4] under the Securities Exchange Act of
1934.
(12) Type of Reporting Person-Please classify each "reporting
person" according to the following breakdown (see Item 3
of Schedule 13G) and place the appropriate symbol on the
form:

                          Category
Symbol

Broker Dealer
                                    BD

Bank
                                    BK

Insurance Company
                                    IC

Investment Company
                                    IV

Investment Adviser
                                    IA

Employee Benefit Plan, Pension Fund, or Endowment Fund
                                    EP

Parent Holding Company/Control Person
                                    HC

Savings Association
                                    SA

Church Plan
                                    CP

Corporation
                                    CO

```
        Partnership
                                        PN

        Individual
                                        IN

        Other
                                        OO
```

Notes: Attach as many copies of the second part of the cover
        page as are needed, one reporting person per page.
        Filing persons may, in order to avoid unnecessary
        duplication, answer items on the schedules (Schedule 13D,
        13G or 14D1) by appropriate cross references to an item
        or items on the cover page(s). This approach may only be
        used where the cover page item or items provide all the
        disclosure required by the schedule item. Moreover, such
        a use of a cover page item will result in the item
        becoming a part of the schedule and accordingly being
        considered as "filed" for purposes of Section 18 of the
        Securities Exchange Act or otherwise subject to the
        liabilities of that section of the Act.
        Reporting persons may comply with their cover page filing
        requirements by filing either completed copies of the
        blank forms available from the Commission, printed or
        typed facsimiles, or computer printed facsimiles,
        provided the documents filed have identical formats to
        the forms prescribed in the Commission's regulations and
        meet existing Securities Exchange Act rules as to such
        matters as clarity and size (Securities Exchange Act Rule
        12b-12).

     SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g), and 23 of the Securities
Exchange Act of 1934 and the rules and regulations
thereunder, the Commission is authorized to solicit the
information required to be supplied by this schedule by
certain security holders of certain issuers.
Disclosure of the information specified in this schedule is
mandatory, except for I.R.S. identification numbers,
disclosure of which is voluntary. The information will be
used for the primary purpose of determining and disclosing
the holdings of certain beneficial owners of certain equity
securities. This statement will be made a matter of public
record. Therefore, any information given will be available
for inspection by any member of the public.
Because of the public nature of the information, the
Commission can use it for a variety of purposes, including
referral to other governmental authorities or securities
self-regulatory organizations for investigatory purposes or

in connection with litigation involving the Federal
securities laws or other civil, criminal or regulatory
statutes or provisions. I.R.S. identification numbers, if
furnished, will assist the Commission in identifying
security holders and, therefore, in promptly processing
statements of beneficial ownership of securities.
Failure to disclose the information requested by this
schedule, except for I.R.S. identification numbers, may
result in civil or criminal action against the persons
involved for violation of the Federal securities laws and
rules promulgated thereunder.

                    GENERAL INSTRUCTIONS
  A. Statements filed pursuant to Rule 13d-1(b) containing the
      information required by this schedule shall be filed not
      later than February 14 following the calendar year covered
      by the statement or within the time specified in Rules 13d-
      1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-
      1(c) shall be filed within the time specified in Rules 13d-
      1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to
      Rule 13d-1(d) shall be filed not later than February 14
      following the calendar year covered by the statement
      pursuant to Rules 13d-1(d) and 13d-2(b).
  B. Information contained in a form which is required to be
      filed by rules under section 13(f) (15 U.S.C. 78m(f)) for
      the same calendar year as that covered by a statement on
      this schedule may be incorporated by reference in response
      to any of the items of this schedule. If such information is
      incorporated by reference in this schedule, copies of the
      relevant pages of such form shall be filed as an exhibit to
      this schedule.
  C. The item numbers and captions of the items shall be included
      but the text of the items is to be omitted. The answers to
      the items shall be so prepared as to indicate clearly the
      coverage of the items without referring to the text of the
      items. Answer every item. If an item is inapplicable or the
      answer is in the negative, so state.

Item 1.
      (a) Name of Issuer   CAPITAL BANK CORP.
      (b) Address of Issuer's Principal Executive Offices
          4901 GLENWOOD AVENUE
          RALEIGH, NORTH CAROLINA 27612

Item 2.
      (a) Name of Person Filing   MAURICE J. KOURY
      (b) Address of Principal Business Office or, if none,
          Residence
          PO DRAWER 850
          BURLINGTON, NC 27216
      (c) Citizenship   UNITED STATES OF AMERICA
      (d) Title of Class of Securities COMMON STOCK

        (e) CUSIP Number   139793103

Item If this statement is filed pursuant to 240.13d-1(b) or
3.   240.13d-2(b) or (c), check whether the person filing is a:
      NOT APPLICABLE
      (a) [   ] Broker or dealer registered under section 15 of
                 the Act (15 U.S.C. 78o).
      (b) [   ] Bank as defined in section 3(a)(6) of the Act (15
                 U.S.C. 78c).
      (c) [   ] Insurance company as defined in section 3(a)(19)
                 of the Act (15 U.S.C. 78c).
      (d) [   ] Investment company registered under section 8 of
                 the Investment Company Act of 1940 (15 U.S.C 80a-
                 8).
      (e) [   ] An investment adviser in accordance with 240.13d-
                 1(b)(1)(ii)(E);
      (f) [   ] An employee benefit plan or endowment fund in
                 accordance with 240.13d-1(b)(1)(ii)(F);
      (g) [   ] A parent holding company or control person in
                 accordance with 240.13d-1(b)(1)(ii)(G);
      (h) [   ] A savings associations as defined in Section 3(b)
                 of the Federal Deposit Insurance Act (12 U.S.C.
                 1813);
      (i) [   ] A church plan that is excluded from the definition
                 of an investment company under section 3(c)(14) of
                 the Investment Company Act of 1940 (15 U.S.C. 80a-
                 3);
      (j) [   ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item Ownership.
4.
Provide the following information regarding the aggregate number
and percentage of the class of securities of the issuer
identified in Item 1.
      (a) Amount beneficially owned: SEE ROW 9 OF THE SECOND PART
          OF THE COVER PAGE PROVIDED FOR THE REPORTING PERSON.
      (b) Percent of class: SEE ROW 11 OF THE SECOND PART OF THE
          COVER PAGE PROVIDED FOR THE REPORTING PERSON
      (c) Number of shares as to which the person has: SEE ROW 5,
          6, 7 AND 8 OF THE SECOND PART OF THE COVER PAGE FOR THE
          REPORTING PERSON
          (i)   Sole power to vote or to direct the vote
                920,201 (1)(2).
          (ii) Shared power to vote or to direct the vote
                _____.
          (iii) Sole power to dispose or to direct the disposition
                of   920,201 (1)(2).
          (iv) Shared power to dispose or to direct the
                disposition of _____.
Instruction. For computations regarding securities which
represent a right to acquire an underlying security see
240.13d3(d)(1).

Item Ownership of Five Percent or Less of a Class

5.
If this statement is being filed to report the fact that as of
the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following [   ].
Instruction: Dissolution of a group requires a response to this
item.
NOT APPLICABLE

Item Ownership of More than Five Percent on Behalf of Another
6.   Person.
If any other person is known to have the right to receive or the
power to direct the receipt of dividends from, or the proceeds
from the sale of, such securities, a statement to that effect
should be included in response to this item and, if such interest
relates to more than five percent of the class, such person
should be identified. A listing of the shareholders of an
investment company registered under the Investment Company Act of
1940 or the beneficiaries of employee benefit plan, pension fund
or endowment fund is not required.
NOT APPLICABLE

Item Identification and Classification of the Subsidiary Which
7.   Acquired the Security Being Reported on By the Parent
       Holding Company or Control Person.
If a parent holding company or Control person has filed this
schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item
3 classification of the relevant subsidiary. If a parent holding
company or control person has filed this schedule pursuant to
Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the
identification of the relevant subsidiary.
NOT APPLICABLE

Item Identification and Classification of Members of the Group
8.
If a group has filed this schedule pursuant to 240.13d-
1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit
stating the identity and Item 3 classification of each member of
the group. If a group has filed this schedule pursuant to
240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the
identity of each member of the group.
NOT APPLICABLE

Item Notice of Dissolution of Group
9.
Notice of dissolution of a group may be furnished as an exhibit
stating the date of the dissolution and that all further filings
with respect to transactions in the security reported on will be
filed, if required, by members of the group, in their individual
capacity. See Item 5.
NOT APPLICABLE

Item Certification

10.

The following certification shall be included if the
statement is filed pursuant to 240.13d-1(c):
By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above
were not acquired and are not held for the purpose of or
with the effect of changing or influencing the control
of the issuer of the securities and were not acquired
and are not held in connection with or as a participant
in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and
belief, I certify that the information set forth in this
statement is true, complete and correct.

_____
                    Date

_____
                  Signature

_____MAURICE J. KOURY_____

                 Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention
:

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)